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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Horizon Air sign a contract for 30 E175 jets

São José dos Campos, Brazil, April 12, 2016 – Embraer and Horizon Air have signed a firm order for 30 E175 jets. The contract also includes options for another 33 aircraft of the same model. The value of the contract, which will be included in Embraer’s 2016 second-quarter backlog, is USD 2.8 billion, based on current list prices, if all the options are exercised.

The deliveries will start in the second quarter of 2017 and the aircraft will fly exclusively for Alaska Airlines. The E175 is not new for Alaska customers, who may have flown on the regional plane in 16 markets operated by Capacity Purchase Agreement (CPA) partner SkyWest Airlines.

“To be chosen by Horizon to expand their fleet with the E175, is a great honor for Embraer. It recognizes the great economics that this aircraft offers,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “The Alaska Airlines brand is known for its high-standards of service, having received many awards for their superior customer service, which bring us even greater responsibility to deliver a state-of-the-art product, with the best cabin for passengers in the 76-seat jet segment.”

“The E175s position Horizon for growth beyond our current West Coast destinations while providing better customer utility in the growing Alaska Airlines network,” said Horizon Air President, David Campbell. “The spacious E175 offers a passenger experience, that’s on par with much larger jets. This aircraft opens up tremendous new opportunities to fly to new places that would not have been feasible with our existing aircraft.”

With this contract, Embraer has sold 332 E175s to airlines in North America since January 2013, earning more than 80% of all orders in this class. The E175s for Horizon Air will feature aerodynamic enhancements introduced by Embraer in 2014, such as new wingtips and other technical improvements that reduce fuel burn. The 76-seat aircraft will be configured in a three-class layout, with 12 first class seats, 16 in premium class, and 48 in the main cabin.

Since entering revenue service in 2004, the E-Jets family has received more than 1,700 orders and over 1,200 have been delivered. The aircraft are flying in the fleets of 70 customers in 50 countries. The versatile 70 to 130-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: + 55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Horizon Air

Horizon Air is a subsidiary of Alaska Air Group and flies to 39 cities across the United States and Canada. Read Horizon Air’s news release at alaskaair.com/newsroom.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: + 55 11 94254 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer